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                 UNITED STATES SECURITY AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)

================================================================================
1. Name and Address of Reporting Person*

   Tier Technologies, Inc.
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

   1350 Treat Boulevard, Suite 250
--------------------------------------------------------------------------------
                                    (Street)

   Walnut Creek         CA                      94596
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol

   Official Payments Corporation (OPAY)
================================================================================
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


================================================================================
4. Statement for Month/Year

   July 2002
================================================================================
5. If Amendment, Date of Original (Month/Year)

================================================================================
6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   |_|   Director                             |X|   10% Owner
   |_|   Officer (give title below)           |_|   Other (specify below)

                              --------------------

================================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)

   |X|   Form filed by One Reporting Person
   |_|   Form filed by More than One Reporting Person

================================================================================

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                              or Beneficially Owned
================================================================================

                                                                                                              6.
                                                              4.                               5.             Owner-
                                                              Securities Acquired (A)          Amount of      ship
                                                 3.           or Disposed of (D)               Securities     Form:      7.
                                                 Transaction  (Instr. 3, 4 and 5)              Beneficially   Direct     Nature of
                                2.               Code         ----------------------------     Owned at End   (D) or     Indirect
1.                              Transaction      (Instr. 8)                   (A)              of Month       Indirect   Beneficial
Title of Security               Date             ------------     Amount      or     Price     (Instr. 3      (I)        Ownership
(Instr. 3)                      (Month/Day/Year)  Code     V                  (D)              and 4)         (Instr. 4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01   7/25/02           P               22,370,503  A      $3.00     22,952,876     see fn. 1
per share
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01   7/31/02           P               582,373     A      $3.00     22,952,876     see fn. 1
per share
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

(1) On July 25, 2002, Kingfish Acquisition Corporation ("Purchaser"), a wholly-owned subsidiary of Tier Technologies, Inc. ("Tier") accepted shares tendered in a tender offer conducted in connection with an Agreement and Plan of Merger dated as of May 30, 2002, among Purchaser, Tier and Official Payments Corporation ("Opay"). On July 31, 2002, in a merger of Purchaser with and into Opay, each share of Opay (other than shares held by Opay as treasury stock or by Tier and any of its subsidiaries, and other than shares held by any stockholders who properly exercise their appraisal rights under Delaware law) was converted into the right to receive $3.00 net to the holder in cash, without interest.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

Potential persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                          (Over)
                                                                 SEC 1474 (3-00)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                         9.
                                                                                                         Number
                                                                                                         of        10.
                   2.                                                                                    deriv-    Owner-
                   Conver-                    5.                              7.                         ative     ship      11.
                   sion                       Number of                       Title and Amount           Secur-    Form of   Nature
                   or                         Derivative    6.                of Underlying     8.       ities     Deriv-    of
                   Exer-             4.       Securities    Date              Securities        Price    Bene-     ative     In-
                   cise     3.       Trans-   Acquired (A)  Exercisable  and  (Instr. 3 and 4)  of       ficially  Security  direct
                   Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     Direct    Bene-
1.                 of       action   Code     of (D)        (Month/Day/Year)            Amount  ative    at End    (D) or    ficial
Title of           Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        Indirect  Owner-
Derivative         ative    (Month/  8)       4, and 5)     Date     Expira-            Number  ity      Month     (I)       ship
Security           Secur-   Day/     -------  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.   (Instr.
(Instr. 3)         ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)        4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:


/s/ James L. Bildner                                       August 8, 2002
----------------------------------------------             -----------------
** Signature of Reporting Person                           Date

James L. Bildner, Chairman and Chief
Executive Officer

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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